UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 11-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the calendar year ended December 31, 2023

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________

Commission File Number: 1-4423

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

HP INC. 401(k) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

HP INC. 1501 PAGE MILL ROAD PALO ALTO, CALIFORNIA 94304

HP Inc. 401(k) Plan
Financial Statements and Supplemental Schedule

December 31, 2023 and 2022, and
For the Year Ended December 31, 2023

Report of Independent Auditors

To the Plan Participants and the Plan Administrator of HP Inc. 401(k) Plan

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of HP Inc. 401(k) Plan (the Plan) as of December 31, 2023 and 2022, and the related statement of changes in net assets available for benefits for the year ended December 31, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2023 and 2022, and the changes in its net assets available for benefits for the year ended December 31, 2023, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Schedule Required by ERISA
The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2023 (referred to as the “supplemental schedule”), has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP

We have served as the Plan’s auditor since 2001.
Houston, Texas
June 6, 2024

HP Inc. 401(k) Plan

Statements of Net Assets Available for Benefits

	December 31,
	2023	2022
	(In thousands)
Assets
Cash	$—	$73
Investments, at fair value	9,568,955	8,763,620
Receivables:
Employer contributions	64,101	56,206
Participant contributions	—	420
Notes receivable from participants	34,121	32,650
Due from broker for securities sold	1,900	887
Interest, dividends and other	3,088	2,634
Total receivables	103,210	92,797
Total assets	9,672,165	8,856,490

Liabilities
Due to broker for securities purchased	4,007	3,460
Administrative expenses and other payables	1,094	1,276
Total liabilities	5,101	4,736

Net assets available for benefits	$9,667,064	$8,851,754

The accompanying notes are an integral part of these financial statements.

HP Inc. 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2023

Additions to net assets attributed to:	(In thousands)
Contributions:
Employer	$65,307
Participants	188,096
Rollovers	46,091
Total contributions	299,494

Investment income:
Net realized and unrealized appreciation in fair value of investments	1,470,219
Interest and dividends	35,979
Total Investment Income	1,506,198

Interest income on notes receivable from participants	2,202

Total additions	1,807,894

Deductions from net assets attributed to:
Net realized and unrealized depreciation in fair value of investments	—
Benefits paid directly to participants	(990,106)
Administrative and investment management fees	(2,478)

Total deductions	(992,584)

Net decrease in net assets	815,310

Net assets available for benefits:
Beginning of year	8,851,754

End of year	$9,667,064

The accompanying notes are an integral part of these financial statements.

HP Inc. 401(k) Plan
Notes to Financial Statements
December 31, 2023
1. Description of the Plan
The following brief description of the HP Inc. 401(k) Plan (the Plan) provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions.

General
The Plan is a defined contribution plan covering employees of HP Inc. (the Company, Employer, or HP) and designated domestic subsidiaries who are on the U.S. payroll and who are employed as regular full-time or regular part-time or limited-term employees, excluding intern employees. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan’s trustee is Bank of New York Mellon (BNYM) and the recordkeeper is Fidelity Workplace Services LLC (Fidelity).

Investments
Participants may direct the investment of their contributions and employer matching contributions into various investment options offered by the Plan and may change investments and transfer amounts between funds daily. The Plan offers a money market fund, mutual fund, common collective trust funds, collective investment trust funds, Company common stock, and a self-directed brokerage account feature that includes money market funds, common stock, and mutual funds through an affiliate of Fidelity. All investments are participant-directed.

The Plan includes an employee stock ownership plan feature (the ESOP) within the meaning of Section 4975(e)(7) of the Internal Revenue Code of 1986, as amended (the Code). The ESOP is maintained as part of the Plan and is designed to invest primarily in the Company’s common stock. The purpose of the ESOP is to permit eligible participants the option of investing in the Company’s common stock and also provide the option of having dividends on the Company’s common stock re-invested in the Plan or paid directly to them in cash.

Participants may invest in the HP Stock Fund, which is comprised of a cash component and HP Inc. common stock. A participant’s balance in the HP Stock Fund is limited to 20% of the participant’s total account balance. New monies cannot be transferred or reallocated, or otherwise newly invested in the HP Stock Fund, if such an event would cause the balance to exceed 20% of the participant’s total account balance. However, it is permissible for the HP Stock Fund to exceed 20% due to growth in the value of that fund.

HP Inc. 401(k) Plan
Notes to Financial Statements (Continued)
December 31, 2023

Contributions

Upon employment, as soon as administratively feasible, employees are automatically enrolled in the Plan at a 4% contribution rate in the Birth Date Fund closest to the year the employee was born.

The plan document definition of compensation is based on when the compensation is “paid” versus when it is “earned.” As such, the Company determined that participant deferrals may not be due to the Plan, and the Plan may have no right to the deferrals, until the compensation is actually paid to the participant.

Participants may annually contribute up to 50% of their eligible compensation, as defined by the Plan. Contributions are subject to annual limits specified under the Code. Contributions can be made as whole or fractional percentages of eligible compensation. Employees can choose pretax contributions, after-tax Roth 401(k) contributions, or a combination of the two. Both types of contributions are eligible for the Company matching contributions. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions; these additional contributions are not eligible for the Company matching contributions.

The Plan allows for after-tax contributions to the Plan at a rate not to exceed 9%. The Plan created the Roth In-Plan Conversion (“RIPC”) Program, wherein a participant who has made an after-tax contribution to the Plan may elect to enroll in the RIPC Program. The RIPC Program converts a participant’s after-tax contributions that are made to the Plan immediately into In-Plan Roth Rollovers and allocates them to the participant’s In-Plan Roth Rollover Account, until such time as the participant elects out of the RIPC Program in accordance with procedures established by Plan management.

The Plan also accepts rollover contributions of amounts representing distributions from other qualified defined benefit or defined contribution plans, including amounts from a Roth deferred account, as described in Section 402A(e)(1) of the Code, to the extent the rollover is permitted under Section 402(c) of the Code.

In general, the Company matching contribution is a fixed contribution equal to 100% of the first 4% of eligible earnings a participant contributes each pay period. The Company matching contribution is funded annually. A participant must be employed on the last day of the calendar year to receive the Company matching contribution, unless they have terminated employment during the year as a result of death or disability, termination under a Company-approved severance or early retirement programs, in connection with a sale or divestiture by the Company of the business unit in which the participant was employed, or after the attainment of at least age 55 with at least ten years of vesting service.

HP Inc. 401(k) Plan
Notes to Financial Statements (Continued)
December 31, 2023

Vesting

Participants are fully vested at all times with regard to their contributions and earnings thereon.

In general, participants are subject to a three-year cliff vesting schedule with regard to Company matching contributions, and earnings thereon, after which time they will become 100% vested in their Company matching contributions, and earnings thereon. In addition, a participant becomes 100% vested in their Company matching contributions, and earnings thereon, at attainment of age 65, death before termination of employment, or becoming eligible for disability benefits under the Company’s long-term disability program. Participants are also fully vested in their Company matching contributions, and earnings thereon, if they terminate employment in connection with a sale or divestiture by the Company of the business unit in which the participant had been employed, or if they terminate employment under a Company-approved severance or early retirement programs.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, applicable Company matching contributions, and plan earnings, and is reduced for any benefit payments and administrative expenses. Plan earnings are allocated to each participant’s account based on the ratio of the participant’s account balance and share of net earnings or losses of their respective elected investment options. Allocations are determined in accordance with the provisions of the plan document. The benefit to which a participant is entitled is the benefit that can be provided from the vested portion of the participant’s account.

Notes Receivable from Participants
The Plan offers two types of loans, which are general-purpose loans and primary residence loans. The repayment period for a general-purpose loan may not exceed five years, and the repayment period for a primary residence loan may not exceed fifteen years.

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balances. Loans are secured by the participant’s vested account and bear interest at a fixed rate equal to the prevailing prime rate plus 1%. Principal and interest are paid ratably through payroll deductions. Participant loans are classified as notes receivable from participants on the Statements of Net Assets Available for Benefits and are valued at their unpaid principal balance, plus accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are recorded when they are incurred. No allowance for credit losses has been recorded as of December 31, 2023 or 2022. Participants can continue to repay their loans post-termination, as long as they have not taken a distribution from their account.

HP Inc. 401(k) Plan
Notes to Financial Statements (Continued)
December 31, 2023

Forfeitures

If a participant terminates employment before becoming fully vested in their Company matching contributions, the non-vested Company matching contributions (and earnings thereon) are forfeited at the earlier of the date the participant receives a distribution or incurs a five-year break-in-service. Forfeited balances due to taking a distribution of vested amounts are restored if the participant returns to an eligible status within five years of termination and repays any amount previously distributed. Forfeited balances of terminated participants’ non-vested accounts are used to reduce future Company matching contributions, restore previously forfeited balances, or pay eligible plan expenses.

Unallocated forfeiture balances as of December 31, 2023 and 2022, were approximately $296 thousand and $1.1 million, respectively. During 2023, Company matching contributions were reduced by $2.2 million from forfeited nonvested accounts.

Payment of Benefits

On termination, death, or retirement, participants may elect to receive a lump-sum amount equal to the vested value of their accounts. Lump-sum payments may be made in cash or shares of stock for distribution from the HP Stock Fund (to the extent a participant is/was invested in the HP Stock Fund at the time of distribution). Hardship withdrawals and in-service withdrawals are permitted if certain criteria are met. Participants may also, at any time, withdraw all or part of their rollover accounts. Participants aged 55 and older that have terminated employment may elect a partial or systematic withdrawal of their Plan balance.

Administrative Expenses and Investment Management Fees

Certain expenses of the Plan for administrative services are paid directly by the Plan, except to the extent the Company chooses to pay such expenses. Each participant’s account is charged a fixed amount of $34 per year for recordkeeping services.

The Plan has a revenue-sharing agreement whereby certain investment managers return a portion of the investment fees to the trustee to offset the Plan’s administrative fees. Future Plan expenses can be paid from any excess remaining revenue sharing amounts. For the year ended December 31, 2023, approximately $320 thousand was used to offset Plan expenses. The Plan held undistributed administrative revenues of approximately $572 thousand and $95 thousand at December 31, 2023 and 2022, respectively.

HP Inc. 401(k) Plan
Notes to Financial Statements (Continued)
December 31, 2023

Plan Termination

Although it has not expressed any intent to do so, the Company has the right to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event that the Plan is terminated, participants would become 100% vested in their accounts.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (GAAP).

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes and supplemental schedule. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. See Note 3 for discussion on fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) in the fair value of investments includes the Plan’s gains and losses on investments bought and sold, as well as held during the year.

Benefit Payments

Benefit payments are recorded when paid. Amounts allocated to accounts of persons who have elected to withdraw from the Plan, but have not yet been paid, were approximately $1.8 million and $2.8 million at December 31, 2023 and 2022, respectively.

HP Inc. 401(k) Plan
Notes to Financial Statements (Continued)
December 31, 2023

3. Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date.

Fair Value Hierarchy
Valuation techniques used by the Plan are based upon observable and unobservable inputs. Observable or market inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Plan’s consideration of market participant assumptions based on the best information available. Assets and liabilities are classified in the fair value hierarchy based on the lowest level of input that is significant to the fair value measurement:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 – Quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 – Unobservable inputs for the asset or liability. No level 3 assets were held by the Plan.

The fair value hierarchy gives the highest priority to observable inputs and lowest priority to unobservable inputs.

Valuation Techniques
The following is a description of the valuation techniques used to measure fair value. There were no changes in the techniques used to measure fair value during the year ended December 31, 2023.
Collective investment trust and common collective trust funds: Valued at the Net Asset Value (NAV) as the practical expedient, established by the fund’s sponsor on the last business day of the plan year, based on the fair value of the assets underlying the funds. These investments have no redemption restrictions or future commitments, and they have a daily redemption frequency.
Mutual funds, money market funds and common stock: Valued at the daily closing price reported on the active market on which the individual securities were traded. Mutual funds held by the Plan are open-ended mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value and to transact at that price.
Short-term investment: Valued at cost plus accrued interest, which approximates fair value.
The self-directed brokerage accounts include mutual funds, money market funds and common stock.
The methods described above may produce a fair value estimate that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation techniques are appropriate and consistent with other market participants, the use of different techniques or assumptions to estimate fair value could result in a different fair value measurement at the reporting date.

HP Inc. 401(k) Plan
Notes to Financial Statements (Continued)
December 31, 2023

The following tables set forth the Plan’s assets at fair value as of December 31, 2023 and 2022, by level, within the fair value hierarchy:

	As of December 31, 2023 (In thousands)
	Level 1	Level 2	Total

Self-directed brokerage accounts	$364,258	$—	$364,258

HP Inc. common stock	137,217	—	137,217

Short-term investment	—	385,779	385,779

Mutual fund	7,622	—	7,622

	$509,097	$385,779	894,876

Common/collective investment trust funds (NAV)			8,674,079

Total assets			$9,568,955

	As of December 31, 2022 (In thousands)
	Level 1	Level 2	Total

Self-directed brokerage accounts	$321,233	$—	$321,233

HP Inc. common stock	129,043	—	129,043

Short-term investment	—	417,921	417,921

Mutual fund	7,857	—	7,857

	$458,133	$417,921	876,054

Common/collective investment trust funds (NAV)			7,887,566

Total assets			$8,763,620

HP Inc. 401(k) Plan
Notes to Financial Statements (Continued)
December 31, 2023

4. Income Tax Status
The Plan received a determination letter from the Internal Revenue Service (IRS) dated March 23, 2018, stating that the Plan is qualified under Section 401(a) of the Code, and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The plan sponsor has indicated that it will take the necessary steps, if any, to maintain the tax-qualified status of the Plan.

Plan management evaluates any uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. Plan management has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2023, there are no uncertain tax positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

5. Related-Party and Party-in-Interest Transactions
The Plan engages in certain transactions involving the Company, BNYM, and affiliates of Fidelity, which are parties-in-interest under the provisions of ERISA. These transactions involve the purchase and sale of the Company’s common stock, the payment of trustee fees to BNYM, a mutual fund managed by an affiliate of BNYM, and investments in mutual funds and a self-directed brokerage feature managed by affiliates of Fidelity.

At December 31, 2023 and 2022, the Plan held approximately 4.6 million and 4.8 million shares, respectively, of HP Inc. common stock with a fair value of approximately $137.2 million and $129.0 million, respectively. During 2023, the Plan purchased approximately $6.1 million and sold approximately $11.5 million of HP Inc. common stock, and recorded dividend income of approximately $3.7 million.

The Vanguard Group held approximately 12% of HP outstanding shares of common stock as of December 31, 2023, and are considered a related party to the Plan. As of December 31, 2023, the Plan held approximately $385.8 million of the Vanguard Federal Money Market Fund and $19.7 million in Vanguard funds held within the self-directed brokerage accounts.

While the trustee and recordkeeping fees paid to BNYM and affiliates of Fidelity are considered party-in-interest transactions to the Plan, these transactions are covered by an exemption from the prohibited transaction provisions of ERISA and the Code. Trustee and recordkeeping fees paid to BNYM and Fidelity, respectively, were not significant for the year ended December 31, 2023. As of December 31, 2023 and 2022, through the self-directed brokerage feature, the Plan held investments issued by affiliates of Fidelity totaling $252.5 million and $209.8 million, respectively.

HP Inc. 401(k) Plan
Notes to Financial Statements (Continued)
December 31, 2023

6. Risk and Uncertainties

Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities held by the Plan, it is at least reasonably possible that changes in fair value may occur and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

7. Reconciliation of Financial Statements to the Form 5500
A reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2023 and 2022, is as follows:

	December 31,
	2023	2022
	(In thousands)
Net assets available for benefits per the financial statements	$9,667,064	$8,851,754

Benefits payable to participants at year-end	(1,777)	(2,819)

Net assets available for benefits per the Form 5500	$9,665,287	$8,848,935

A reconciliation of benefits paid to participants per the financial statements to benefits paid to participants per the Form 5500 for the year ended December 31, 2023, was as follows:

(In thousands)
Benefits paid to participants per the financial statements	$990,106

Add: Benefits payable to participants at December 31, 2023	1,777

Less: Benefits payable to participants at December 31, 2022	(2,819)

Total benefits paid to participants per the Form 5500	$989,064

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit payments that have been processed and approved for payment prior to year-end, but not paid as of that date.

8. Subsequent Events

The Company has evaluated subsequent events through June 6, 2024, the date the financial statements were available to be issued.

HP Inc. 401(k) Plan

EIN: 94-1081436, PN: 004
Schedule H, Part IV, Line 4i—Schedule of Assets (Held at End of Year)
December 31, 2023
			Number
	(b) Identity of Issue, Borrower	(c) Description of	of shares/		(e) Current
(a)	Lessor, or Similar Party	Investment	units	(d) Cost**	Value
Short-Term Investment:
*	Vanguard	Federal Money Market Fund	385,779,295		$385,779,295

Mutual Fund:
	Dreyfus	Government Cash Management Fund	7,622,559		$7,622,559

Self-Directed Brokerage Account:
*	Fidelity	Self-Directed Brokerage Account	Various		$364,257,690

Common Collective Trust Funds:
	BlackRock	US Debt Index Fund F	6,172,900		$203,494,595
	BlackRock	Russell 1000 Index Fund F	26,821,803		1,789,263,692
	BlackRock	Russell 2500 Index Fund F	9,673,474		434,553,867
	BlackRock	MSCI ACWI EX-US Index Fund F	5,452,823		181,456,303
					$2,608,768,457

Collective Investment Trust Funds:
	SEI Trust Company	Conservative Fund	3,580,609		$92,398,321
	SEI Trust Company	1945 Birth Date Fund	1,793,089		38,829,531
	SEI Trust Company	1950 Birth Date Fund	12,771,951		283,969,000
	SEI Trust Company	1955 Birth Date Fund	4,350,807		103,997,769
	SEI Trust Company	1960 Birth Date Fund	12,532,376		316,892,404
	SEI Trust Company	1965 Birth Date Fund	17,499,485		459,741,228
	SEI Trust Company	1970 Birth Date Fund	13,139,953		359,733,810
	SEI Trust Company	1975 Birth Date Fund	9,143,436		255,556,283
	SEI Trust Company	1980 Birth Date Fund	5,706,419		162,033,769
	SEI Trust Company	1985 Birth Date Fund	4,272,804		122,337,646
	SEI Trust Company	1990 Birth Date Fund	3,161,922		89,015,071
	SEI Trust Company	1995 Birth Date Fund	1,663,363		25,666,192
	SEI Trust Company	2000 Birth Date Fund	1,068,258		17,003,467
	SEI Trust Company	Short Term Bond Fund	27,715,996		337,187,264
	SEI Trust Company	Core Bond Fund	15,489,145		224,244,098
	SEI Trust Company	US Large Cap Equity Fund	41,092,485		1,977,078,635
	SEI Trust Company	US Small/Mid Cap Equity Fund	16,406,578		534,647,713
	SEI Trust Company	International Equity Fund	16,317,782		381,245,404
	SEI Trust Company	Real Return Bond Fund	4,458,283		64,202,390
	SEI Trust Company	High Yield Bond Fund	3,870,398		72,651,626
	SEI Trust Company	Emerging Markets Equity Fund	6,826,054		85,783,026
	SEI Trust Company	Global Real Estate Fund	1,863,680		61,095,532
					$6,065,310,179

Common Stock:
*	HP Inc.	Common Stock	4,560,212		$137,216,779

	Total investments, at fair value				$9,568,954,959

*	Participant Loans	Interest rates ranging from 3.25% to 9.50% and maturity dates through November 2038			$34,120,867

*	Party-in-interest.
**	Cost information is not required for participant-directed investments.

Signature

The Plan.  Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plans) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

HP Inc. 401(k) Plan

June 6, 2024	By:	/s/ RICK HANSEN
Rick Hansen
SVP, Deputy General Counsel, Corporate, and Corporate Secretary

Exhibit Index

Exhibit Number	Exhibit Description
23.1	Consent of Independent Registered Public Accounting Firm